AFL-CIO Investment Program Launches
$1 Billion Plan to Rebuild Gulf Coast

With the Port of New Orleans and Mississippi River as a backdrop, AFL-CIO President John Sweeney and Stephen Coyle of the AFL- CIO Housing Investment Trust (HIT) unveiled plans for an ambitious Gulf Coast Revitalization Program to help address the housing crisis and stimulate economic development in the region devastated by Hurricane Katrina. New Orleans Mayor Ray Nagin, members of the HIT Board of Trustees, and representatives of local and national labor, civic, religious, financial and academic organizations were on hand to support the program, which was developed by the HIT in conjunction with the AFL-CIO Building Investment Trust and the AFL-CIO Investment Trust Corporation.

“Labor is in solidarity with the citizens of New Orleans,” said Sweeney, who serves on the HIT Board of Trustees. “Our unions have been here since the hurricanes hit, helping with the relief efforts, and now we want to help lead the restoration.”

I N S I D E

Tackling the Gulf Coast Housing Crisis	2

Pension Funds Spur Urban Revitalization	5

HIT Tops Benchmark	5

Partnering with MassHousing	6

President Sweeney was joined by local residents Gwendolyn Adams (American Federation of Teachers), Thomas Conrad (Ironworkers) and Oliver Armstrong (Amalgamated Transit Union). “I asked the workers to stand with me today because they are the people who are vital to a strong, rebounding New Orleans,” said Sweeney. “It’s for them and others like them that we are undertaking this great initiative.”

The Gulf Coast Revitalization Program seeks to stimulate $1 billion of investment activity in housing and economic development in Gulf Coast communities. HIT is pledging $600 million over the next seven years, Coyle said, to finance 5,000 to 10,000 units of affordable housing, increase homeownership opportunities, and create good jobs for residents of New Orleans and other costal communities (for program details, see page 2).

Coyle described the initiative as part of HIT’s strategy to create value for the portfolio while addressing an unprecedented need for housing. HIT investments will typically be credit enhanced – that is, insured or guaranteed by the federal government or a government sponsored enterprise. This means that investors’ capital will be prudently put to work not only to seek competitive returns, but also to aid in the recovery from one of the nation’s worst natural disasters – producing a “double bottom line” for investors.

To expand the pool of skilled construction labor for the vast rebuilding ahead, President Ed Sullivan of the Building and Construction Trades Department, AFL-CIO, announced plans for a union- and employer-sponsored Gulf Coast Workforce Development Pilot Project that will offer training and other services to community residents.

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H I T I N V E S T O R

HIT Pledges $600 Million to Help Alleviate Housing Crisis on Gulf Coast

HIT’s coalition of national and local groups committed to affordable housing in the region bring a range of talent to the Gulf Coast Revitalization Program. Attending the announcement were Amy Brown, UJAAMA Community Development Corp.; Tiger Hammond, Greater New Orleans AFL-CIO; AFL-CIO President John Sweeney; Phil Johnson, Mass. Institute of Technology; Tom O’Malley, HIT; Mayor Ray Nagin; Reed Kroloff, Tulane University School of Architecture; Jim Kelly, Catholic Charities; James Ross and Fred Zeytoonjian, NeighborWorks; and Steve Coyle, HIT.

“We are proud to lend our hearts, our hands, and yes, even some of our pension savings to the rebuilding of this great city and the Gulf region.”

–Ed Sullivan, President, Building and Construction Trades Department, AFL-CIO

The HIT’s $600 million commitment to the Gulf Coast seeks to address urgent housing needs in a region that suffered an unprecedented loss of homes in last year’s hurricanes.

Affordable Housing. The HIT plans to invest $250 million in direct financing to build or rehabilitate 5,000 to 10,000 units of housing. The focus will be on housing that is affordable to working families. The HIT funds are expected to leverage an additional $150 million in public and private financing.

Homeownership. To expand homeownership opportunities for working families, $250 million will be designated for home mortgages for union members and public employees through the HIT HOME program.

Health Care Facilities. The HIT expects to provide up to $100 million in investments insured by the Federal Housing Administration to help rebuild hospitals and health care facilities, whose destruction has contributed to a health care crisis in the region.

Joining with the HIT in the revitalization program is the AFL-CIO Building Investment Trust, which is targeting $100 million in equity investments for commercial real estate development in New Orleans and other Gulf Coast cities. The BIT plans to focus on the hospitality industry, with other possible investments in multifamily housing or mixed-use development. BIT investments are expected to leverage an additional $150 million in financing.

HIT staff will work on-site from the AFL-CIO Investment Trust Corp.’s newly leased office space in downtown New Orleans. The office is at 1100 Poydras Street, Suite 2870, New Orleans, LA 70163; telephone 504-599-8750.

Ed Sullivan, president of the Building and Construction Trades Department, AFL-CIO, outlined a plan to help meet the anticipated need for skilled workers to carry out massive rebuilding efforts in the region. “We want to help rebuild neighborhoods and communities, and we want to develop a well-trained, well-paid local workforce to do it,” he declared.
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H I T I N V E S T O R

Tiger Hammond, president of the Greater New Orleans AFL-CIO – shown with Mayor Ray Nagin and HIT’s Steve Coyle – called the Gulf Coast Revitalization Program “a great program for this city, our communities and our workers.”

Voicing support for the new initiative was James Campbell, president of the International Longshoremen’s Association Local 3000 in New Orleans, whose union members play a vital role in the operation of the Port of New Orleans.

A spillover crowd was on hand at the Port of New Orleans for the unveiling of the billion-dollar Gulf Coast Revitalization Program.

Gwendolyn Adams, a member of the United Teachers of New Orleans, AFT, and a Lower 9th Ward resident, expressed hope that the HIT’s investments will help people like herself to reclaim their flood-ravaged homes.

The choir of St. Peter Claver Catholic Church in New Orleans offered an uplifting musical interlude at the event announcing the Gulf Coast program.

Mayor Ray Nagin and President James A. Williams, International Union of Painters and Allied Trades, give the “thumbs up” to labor’s investment plans. “Unions rock!” the Mayor exclaimed.

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H I T I N V E S T O R

$1 BILLION PROJECTED IMPACT OF GULF COAST INVESTMENTS
	Program Commitment	Total Development
	($ millions)	($ millions)
HIT Affordable Housing	$250	$400
BIT Economic Development	$100	$250
HIT Homeownership Opportunities	$250	$250
HIT Hospitals and Health Care	$100	$100
Total	$700	$1,000

From left, HIT’s Steve Coyle; Ed Sullivan of the BCTD, AFL-CIO; AFL-CIO President John Sweeney; Mayor Ray Nagin; and AFL-CIO Exec.Vice President Linda Chavez-Thompson.

AFL-CIO Secretary-Treasurer Richard Trumka meets the press for one of many news reports across the country about the Gulf Coast investment plan.

Labor representatives on hand for the announcement included (standing from left) James Williams, Intl. Union of Painters and Allied Trades; Ed Sullivan and Bob Ozinga of the Building and Construction Trades Dept., AFL-CIO; Mike Arnold, ITC; (seated from left) Donald Denese and Joe Bertucci of the Southeast Louisiana BCTC; and Curtis Murphy, Mississippi Gulf Coast BCTC.

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H I T I N V E S T O R

National Study Highlights Role of Public Pension Funds in Revitalizing Cities

HIT supported Pittsburgh’s downtown revitalization with a $35 million investment in the $67.8 million conversion of five historic Heinz manufacturing facilities into a 267-unit apartment complex.

Public sector pension funds in the United States represent a major source of investment capital, and many U.S. cities are now looking to these funds as a source of capital for their urban revitalization endeavors. This trend has prompted a multi-year project at Oxford University and Harvard Law School examining “Pension Funds and Urban Revitalization,” with funding from the Rockefeller and Ford Foundations. The project’s goal is to promote best practice in urban economic development by U.S. public sector pension plans and to expand the number of urban revitalization projects financed by these funds.

The project has initiated a series of forums to explore the topic of public pension fund investment in urban revitalization. HIT CEO Steve Coyle took part as a featured speaker at one such event, a roundtable discussion co-convened in Pittsburgh by Pennsylvania Governor Edward Rendell and President Leo Gerard of the United Steelworkers of America. The day-long event explored how pension funds could achieve competitive returns while stimulating sustainable job growth in Pittsburgh and other cities in Pennsylvania, a state in which the HIT has invested over $100 million in urban housing in the last 10 years. Coyle discussed HIT’s multimillion dollar investments in urban development around the country, including its plans for the Gulf Coast.

Public Pension Plans Hold Nearly One Quarter of HIT Assets ($ in millions)

Data as of June 30, 2006.

Public pension fund investments represent 24% of the HIT’s total net assets, with holdings in the HIT valued at over $818 million.

PERFORMANCE EXCEEDS BENCHMARK AT MID-YEAR

The HIT outperformed its benchmark by 17 basis points on a net basis for the six months ending June 30, 2006, and by 3, 25 and 29 basis points for the one, five and 10-year periods, respectively. The HIT’s net return for the six-month period was -0.55%, compared to a return of -0.72% for its benchmark, the Lehman Brothers Aggregate Bond Index. For the one-, three-, five- and ten-year periods, HIT net returns were -0.78%, 2.01%, 5.22% and 6.51%, as compared to the Lehman Aggregate’s returns of -0.81%, 2.05%, 4.97% and 6.22%, respectively.

“While rising interest rates have made this a challenging market for fixed-income funds like the HIT, we are pleased that we continue to outperform our benchmark,” said Chang Suh, Executive Vice President and Chief Portfolio Manager. “HIT’s emphasis on high credit quality multifamily mortgage investments has contributed to that strong performance.”

The performance data quoted represents past performance. Past performance is no guarantee of future results. Economic and market conditions change, and both will cause investment return, principal value, and yield to fluctuate so that a participant’s units when redeemed may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Performance data current to the most recent month-end is available at www.aflcio-hit.com.

The Lehman Brothers Aggregate Bond Index is an unmanaged index and is not available for direct investment. Its returns would be lower if they reflected the expenses associated with active management of an actual portfolio.

Investors should consider the HIT’s investment objectives, risks and expenses carefully before investing. A prospectus containing more complete information may be obtained from the HIT by calling the Marketing and Investor Relations Department collect at 202-331-8055, or by viewing the HIT’s website at www.aflcio-hit.com. The prospectus should be read carefully before investing.

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H I T I N V E S T O R

HIT’s Kanovsky Takes Helm of National Housing Conference Board

Helen Kanovsky, Chief Operating Officer of the HIT, was recently elected Chair of the National Housing Conference (NHC), the nation’s premier public policy and affordable housing advocacy organization. Kanovsky brings nearly three decades of legal, financial and political experience to the position.

“I am deeply honored to have been asked to chair this distinguished organization,” said Kanovsky. “For the past 75 years, the NHC has been the guidepost on the many complex legislative, legal and economic issues that impact affordable housing policy in this nation. I am committed to NHC’s mission and will dedicate myself to the challenging tasks ahead.”

HIT CEO Stephen Coyle commended the appointment. “Helen brings great talent and hands-on skills to this position,” stated Coyle. “In the vernacular of the business, she is known as a Houser, someone who knows the issues, the business and the people, top to bottom, inside and out. She will make a great Chair as the NHC heads into the future.”

Kanovsky assumes her leadership role in the NHC at a time when the organization is celebrating its 75th anniversary and rededicating itself to pursuing policies and actions that embody the spirit of the Housing Act of 1949. This landmark legislation called for revitalization of the nation’s cities and “a decent home and a suitable living environment for every American family.”

HIT, MassHousing Expand Mixed-Income Housing

The HIT has a history of successfully partnering with state housing financing agencies to spur production of multifamily housing in America’s communities. In Massachusetts, the HIT is currently collaborating with the Massachusetts Housing Finance Agency (MassHousing) to provide $9.2 million in financing for two projects that represent 187 units of mixed-income housing for the communities of Dorchester and Worcester.

In the Boston community of Dorchester, construction will soon begin on the $49 million Ashmont Transit Oriented Development project, conveniently located adjacent to one of the city’s major transit centers. The HIT is providing $5.1 million in financing for the 116-unit project. In the nearby town of Worcester, the HIT has commited $4.1 million for a permanent loan to preserve the affordability of the Bet Shalom I senior housing development. All of the 71 units are eligible for Section 8 rental assistance.

AFL-CIO HOUSING INVESTMENT TRUST

Stephen Coyle, Chief Executive Officer
Helen R. Kanovsky, Chief Operating Officer
Erica Khatchadourian, Chief Financial Officer
Chang Suh, Executive Vice President and Chief Portfolio Manager
John Hanley, Executive Vice President – Investments and Portfolio Management
Mary C. Moynihan, General Counsel
Stephanie Wiggins, Chief Investment Officer – Multifamily Finance
Marcie Cohen, Senior Vice President
Lesyllee White, Director of Marketing

National Office
1717 K Street, NW, Suite 707
Washington, DC 20036
(202) 331-8055

New York Office
Carol Nixon, Director
31 W. 15th Street, Suite 203
New York, NY 10011
(212) 414-8500

www.aflcio-hit.com

Western Regional Office
Aaron Prince, Director
235 Montgomery Street
Suite 1001
San Francisco, CA 94104
(415) 433-3044

New Orleans Office
1100 Poydras Street, Suite 2870
New Orleans, LA 70163
(504) 599-8750

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